UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: January 27, 2015

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

NewLead Holdings Ltd. ("NewLead" or the "Company") recently added five (5) bitumen tanker vessels to its fleet. The Company has expanded its fleet to ten (10) vessels in less than a year.

NewLead completed the acquisition of three of the five bitumen tankers, the "Captain Nikolas I", the "Nepheli" and the "Sofia", for a purchase price of approximately $21.0 million, to be paid through a combination of equity and debt financing.

The other two bitumen tankers, the "Ioli" and the "Katerina L" (together, the “Vessels”), were added to NewLead’s fleet following the execution of a bareboat agreement by and between Frourio Compania Naviera S.A. and the Company, dated as of October 23, 2014, relating to the Ioli (the “Ioli Agreement”) and the execution of a bareboat agreement, by and between Flegra Compania Naviera S.A. and the Company, dated as of November 13, 2014, relating to the Katerina L (the “Katerina L Agreement” and together with the Ioli Agreement, the “Bareboat Agreements”). The Company has the option to purchase the Vessels at any time during the term of the Bareboat Agreements. Notwithstanding such option, the Company is obligated to purchase both Vessels at the end of the term of the Bareboat Agreements, for an aggregate purchase price of a minimum of approximately $6.05 million together with the payment of any remaining unpaid trade debt on the Vessels. The Company is expected to make a payment of approximately $4.23 million in connection with the delivery of the Vessels.

The delivery payment and the payment at the end of the Bareboat Agreements to purchase the Vessels are expected to be paid, through the issuance of shares of common stock of the Company, all as described in the Share Sale and Purchase Agreement, dated October 16, 2014, (the “Share and Purchase Agreement”) as amended by Addendum No.1 dated November 24, 2014 (the “Addendum”), and in the Bareboat Agreements.

The foregoing descriptions are not complete and are qualified in their entireties by reference to the full text of the Ioli Agreement, the Katerina L Agreement, the Share and Purchase Agreement and the Addendum, copies of which are furnished as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively, to this Report on Form 6-K and are incorporated herein by reference.

Exhibit No.	Exhibit

99.1	Bareboat Charter Agreement, dated as of October 23, 2014

99.2	Bareboat Charter Agreement, dated as of November 13, 2014

99.3	Share Sale and Purchase Agreement, dated October 16, 2014

99.4	Addendum No. 1, dated November 24, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2015

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer